Filed Pursuant to Rule 424(b)(3)

File No. 333-153862

Grant Park Fund August 2011 Update

September 22, 2011

Supplement dated September 22, 2011 to Prospectus dated April 29, 2011
Class	August ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	-1.8%	-6.7%	$56.0M	$1,388.31
B	-1.9%	-7.1%	$541.8M	$1,180.05
Legacy 1	-1.6%	-5.3%	$6.2M	$970.35
Legacy 2	-1.7%	-5.6%	$17.0M	$962.60
Global 1	-1.3%	-5.9%	$14.6M	$926.36
Global 2	-1.3%	-6.1%	$27.1M	$918.59
Global 3	-1.4%	-7.2%	$231.9M	$877.56

ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary

Currencies: The Swiss franc underwent a sharp selloff due to intervention by the Swiss National Bank attempting to devalue the currency. The euro posted modest gains against counterparts on news the European Central Bank (ECB) was considering buying Italian debt to aid the ailing Italian financial system. Higher-yielding currencies, such as the Australian and New Zealand dollar, declined sharply as concerns surrounding global economic growth weighed on investor risk appetite.

Energy: Crude oil markets fell in excess of 7% due to weak industrial demand throughout the month. Disappointing economic indicators, waning investor confidence, and concerns regarding stalled global economic growth were the main drivers behind declines. Temperate U.S. climates and a rise in domestic inventories pushed natural gas markets lower.

Equities: The credit downgrading of the U.S. debt markets sent a wave of panic through the financial markets and caused a sharp selloff in equities. Failure of the ECB to produce a new plan to aid the ailing European financial system put pressure on Eurozone equity prices. In Asia, the Hong Kong Hang Seng Index declined due to beliefs the elevated inflation rate in China would make it difficult for the Chinese government to foster growth by easing monetary policy.

Fixed Income: U.S. Treasury markets produced strong gains due to increased safe-haven buying amidst turmoil in the financial markets. Investors drove U.S. debt products higher as they sought safety from the financial instability of the Eurozone and from sharp declines in the global equity markets.

Grains/Foods: U.S. grain markets moved sharply higher due to delayed plantings and weak harvest estimates stemming from poor weather conditions in key U.S. farming regions. Sugar prices also rose following reports which forecasted weak Brazilian production and elevated demand from China.

Metals: Gold and silver markets rallied due to a surge in safe-haven demand stemming from the credit downgrading of the U.S. fixed-income markets. Investors bought gold to hedge short-term U.S. dollar weakness and added to gains. Base metals markets generally fell during the month, depressed by sharp declines in the global equity markets and weak economic data.

Sincerely,

David Kavanagh

President

Enclosures

Daily fund performance and weekly commentaries are available on our website at www.grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS

THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement

(Prepared from books without audit)

For the month ended August 31, 2011

STATEMENT OF INCOME
Trading Income (Loss)	Month to Date Total	Year to Date Total
Realized Trading Income (Loss)	$19,873,853	$15,673,860
Change In Unrealized Income (Loss)	-27,941,410	-30,510,869
Brokerage Commission	-236,923	-1,907,230
Exchange, Clearing Fee and NFA Charges	-118,938	-1,098,199
Other Trading Costs	-830,812	-5,958,160
Change in Accrued Commission	45,460	59,588
Net Trading Income (Loss)	-9,208,770	-23,741,010

Other Income	Month to Date Total	Year to Date Total
Interest, U.S. Obligations	$261,681	$1,770,899
Interest, Other	56,375	529,495
U.S. Government Securities Gain (Loss)	0	0
Dividend Income	0	72,393
Total Income (Loss)	-8,890,714	-21,368,223

Expenses	Month to Date Total	Year to Date Total
Management Fee	$0	$0
Incentive Fee	2,062,584	4,826,220
Operating Expenses	190,202	1,520,131
Organization and Offering Expenses	218,759	1,741,594
Brokerage Expenses	4,419,191	35,943,898
Dividend Expenses	0	159,212
Total Expenses	6,890,736	44,191,055

Net Income (Loss)	-$15,781,450	-$65,559,278

Statement of Changes in Net Asset Value	Month to Date Total	Year to Date Total
Beginning Balance	$903,266,533	$891,912,771
Additions	17,763,264	136,225,203
Net Income (Loss)	-15,781,450	-65,559,278
Redemptions	-10,642,481	-67,972,830
Balance at August 31, 2011	$894,605,866	$894,605,866

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	ROR – Month to Date	ROR – Year to Date
A	$1,388.308	40,308.32890	$55,960,385	-1.81%	-6.74%
B	$1,180.048	459,143.30113	$541,811,364	-1.86%	-7.15%
Legacy 1	$970.346	6,347.41237	$6,159,189	-1.62%	-5.32%
Legacy 2	$962.599	17,692.28961	$17,030,589	-1.69%	-5.61%
Global 1	$926.363	15,776.15588	$14,614,439	-1.25%	-5.89%
Global 2	$918.586	29,553.54701	$27,147,487	-1.28%	-6.08%
Global 3	$877.560	264,235.24880	$231,882,412	-1.43%	-7.24%

To the best of my knowledge and belief the information contained herein is accurate and complete.

David Kavanagh, President For Dearborn Capital Management, LLC General Partner of Grant Park Futures Fund, Limited Partnership